SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                               FORM 15

     Certification and Notice of Termination of Registration Under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

                   Commission File Number 000-21727

                          SeaMED Corporation
        (Exact name of registrant as specified in its charter)

                21620 30th Avenue SE, Bothell WA 98021
                      Telephone: (425) 482-1300
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Common Stock, No Par Value
                   Preferred Stock Purchase Rights
       (Title of each class of securities covered by this Form)

                                 None
    (Titles of all other classes of securities for which a duty to file reports under Sections 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i) [X]       Rule 12h-3(b)(1)(i) [   ]
     Rule 12g-4(a)(1)(ii) [   ]    Rule 12h-3(b)(1)(ii)[   ]
     Rule 12g-4(a)(2)(i)  [   ]    Rule 12h-3(b)(2)(i) [   ]
     Rule 12g-4(a)(2)(ii) [   ]    Rule 12h-3(b)(2)(ii)[   ]
                                   Rule 15d-6          [   ]

     Approximate number of holders of record as of the certification
of or notice date:      1(1)
____________________
     1Effective July 23, 1999, SeaMED was merged with a wholly owned subsidiary of Plexus Corp. (Commission File No. 000-14824) in a merger in which all of the outstanding shares of SeaMED Corporation Common Stock were converted into shares of Plexus Common Stock (except for fractional share interests paid in cash), and the registrant became a wholly owned subsidiary of Plexus. SeaMED's Preferred Stock Purchase Rights were redeemed by SeaMED prior to the merger.


     Pursuant to the requirements of the Securities Exchange Act of 1934, SeaMED Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:  July 23, 1999          BY:       /s/ Jos. D. Kaufman
                                   Joseph D. Kaufman, Secretary